Mail Stop 4561

June 19, 2007

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
National Westminster Bank Plc England
135 Bishopsgate
London, England EC2M 3UR

  Re: National Westminster Bank Plc England
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed June 22, 2006
     File No. 001-09266

Dear Mr. Whittaker:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief